Exhibit 1.1

Madison Mills, Multimedia Reporter & On-Air Host, Yahoo Finance

But we’ve also got some individual company news moving markets today because Choice Hotels raising the stakes in its hostile takeover bid for Wyndham Hotels & Resorts. The budget hotel operator announcing what’s known as an exchange offer for Wyndham shares. Choice says it believes a transaction with Wyndham is pro-competitive. It first approached Wyndham with an $80 per share offer earlier this year. For more on this, we have Patrick Pacious, Choice Hotels CEO, and Yahoo Finance Executive Editor Brian Sozzi. Patrick, thank you so much for coming on our show to talk about this news, let’s start where it matters. The last bid was rejected, what makes this time different?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Well, we’ve spent eight months and we’ve provided four different proposals and never really got any constructive engagement from Wyndham’s Board. So we’ve been, since we turned our offer public in October, we’ve been having conversations with their shareholders and they’ve been asking us what we can do to advance the ball. We’ve done that today by issuing an exchange offer, which really is a blueprint for the deal itself and allows shareholders to give us feedback and ultimately to vote on their confidence in getting a deal done. The second thing we’ve done is we have proactively filed for the regulatory process to begin, what’s called a Hart-Scott-Rodino notification, which will put the regulatory question on the calendar here, which is one of the concerns that Wyndham has raised. So, we really want to move the ball forward on both fronts and so what we’re doing today really helps us make that happen.

Brian Sozzi, Executive Editor, Yahoo Finance

Pat, good to see you again. Walk us through this because as this deal, as this battle, has played out, for much of this year your stock has come under pressure. Why do you think that’s the case?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Sure, Brian. As you’re well aware, when you have an announcement like we did in October, you’re going to get a lot of technical trading in the stocks, and that’s expected. What we feel really good about is the growth of our company, we’re firing on all cylinders right now. As a business, we have grown our earnings by 44 percent over the last four years. We’ve already guided toward another 10 percent growth next year. So we feel very confident in the growth of our business and in the way our stock is valued. What we’re looking to do here is really bring a combined entity together that creates effectively $2 billion of shareholder value for both sets of shareholders once we get a deal completed.

Brian Sozzi, Executive Editor, Yahoo Finance

Pat, this does feel like it’s starting to become a little personal. Let’s say this deal does go through. Do you think you can work effectively with that management team?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

We can. These are deal negotiations, everybody knows they can be tough at times and laborious and getting through the work here is important. But we know that management team well. We respect that management team, we like what they’ve created, it’s the reason we want to make a combination of both companies together. And we see an opportunity on the other side of this to continue to work in tandem with them.

Madison Mills, Multimedia Reporter & On-Air Host, Yahoo Finance

What’s the biggest headwind preventing this deal from getting done, in your view? Is it macro issues or is it idiosyncratic here?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

At the end of the day, we think it’s a misalignment between their shareholders, who we’ve been talking to for the past two months, and what the board is doing. So, this opportunity, along with a potential proxy contest that would begin in the coming months here, the window opens in January, really gives us the opportunity to take this offer directly to their shareholders, and let the shareholders decide on whether or not they want to see the compelling value creation, which we can create. Plus, it brings a huge amount of value to the combined company’s franchisees, who also benefit in a significant way.

Brian Sozzi, Executive Editor, Yahoo Finance

Part of their contention, I think, is this can’t get past, or get regulatory approval, inside an election year. Can you address that?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

We don’t believe that’s the case. As we’ve mentioned in our release, we’ve already engaged proactively with the Federal Trade Commission. We look at the business and the consumer side of this. It’s important for your viewers to understand that franchisees set pricing. So we have tens of thousands of franchisees between the two companies. They are the ones who set pricing, it’s not centrally controlled pricing like in some industries. And then when you look at the competitive landscape, we have large competitors, well-capitalized competitors – Marriott, Hilton, IHG, Best Western, Hyatt, on down the line. And we also have private equity players like Blackstone and Starwood Capital, who together own four brands in our segment. So this is a very competitive marketplace, and by putting our two companies together, we think we can bring real value to our shareholders and to our franchisees.

Brian Sozzi, Executive Editor, Yahoo Finance

As you would expect from the Wyndham team, they seem to be pushing for a higher price, it’s what they’re supposed to do. So I get it, and I think a lot of people out there get it. Are you prepared to go higher to achieve this asset or get this asset if their books suggest you should go higher and it’s warranted?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

That’s the perfect question, Brian, because you mentioned their books. We have always said in every offer we’ve made, if they will let us come in and diligence their company, we can unlock additional value. And if it’s there, we would be willing to up our offer. But we can’t do that without proactive engagement from their management team and their board.

Madison Mills, Multimedia Reporter & On-Air Host, Yahoo Finance

Alright, well thank you so much Patrick for joining us.